================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)
                             -----------------------

                          KONOVER PROPERTY TRUST, INC.
                   (formerly known as FAC Realty Trust, Inc.)
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   301953 10 5
                                 (CUSIP Number)

                          MARJORIE L. REIFENBERG, ESQ.
                   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.
                              30 ROCKEFELLER PLAZA
                               NEW YORK, NY 10020
                                 (212) 632-6000

                                 WITH A COPY TO:

                              TOBY S. MYERSON, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                             -----------------------

                                 March 13, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

------------------------------                    ------------------------------
                                                                    Page 2 of 20
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Prometheus Southeast Retail Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (real estate investment trust)
--------------------------------------------------------------------------------

------------------------------                    ------------------------------
                                                                    Page 3 of 20
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Prometheus Southeast Retail L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (limited liability company)
--------------------------------------------------------------------------------

------------------------------                    ------------------------------
                                                                    Page 4 of 20
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II SPV REIT Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

------------------------------                    ------------------------------
                                                                    Page 5 of 20
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LF Strategic Realty Investors II L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

------------------------------                    ------------------------------
                                                                    Page 6 of 20
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II Alternative Partnership L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

------------------------------                    ------------------------------
                                                                    Page 7 of 20
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         LFSRI II-CADIM Alternative Partnership L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN (limited partnership)
--------------------------------------------------------------------------------

------------------------------                    ------------------------------
                                                                    Page 8 of 20
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres Real Estate Investors L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         00 (limited liability company)
--------------------------------------------------------------------------------

------------------------------                    ------------------------------
                                                                    Page 9 of 20
------------------------------                    ------------------------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
         NUMBER OF
           SHARES                       None
 BENEFICIALLY OWNED BY EACH     ------------------------------------------------
         REPORTING              8       SHARED VOTING POWER
           PERSON
            WITH                        21,052,631
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        21,052,631
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,052,631
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         67.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO (limited liability company)
--------------------------------------------------------------------------------

------------------------------                    ------------------------------
                                                                   Page 10 of 20
------------------------------                    ------------------------------

                  This Amendment No. 6, dated March 14, 2002, is filed by Prometheus Southeast Retail Trust, a Maryland real estate investment trust ("Trust"), Prometheus Southeast Retail LLC, a Delaware limited liability Company ("Prometheus"), LFSRI II SPV REIT Corp., a Delaware corporation ("SPV"), LF Strategic Realty Investors II L.P., a Delaware limited partnership ("LFSRI II"), LFSRI II Alternative Partnership L.P., a Delaware limited partnership ("Alternative"), LFSRI II-CADIM Alternative Partnership L.P., a Delaware limited partnership ("CADIM"), Lazard Freres Real Estate Investors L.L.C., a New York limited liability company ("LFREI"), and Lazard Freres & Co. LLC, a New York limited liability company ("Lazard," and together with Trust, Prometheus, SPV, CADIM, Alternative, LFSRI II and LFREI, the "Reporting Persons").

                  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D dated March 6, 1998, as amended, filed by Prometheus and LFSRI II (as amended, the "Existing Schedule 13D"). This Amendment hereby amends and supplements the Existing Schedule 13D as follows:

ITEM 1.           SECURITY AND ISSUER.

                  No change.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and restated in its entirety as follows:

                  (a) This Statement is filed by (i) the Trust, a Maryland real estate investment Trust, (ii) Prometheus, a Delaware limited liability company, (iii) SPV, a Delaware corporation, (iv) LFSRI II, a Delaware limited partnership, (v) Alternative, a Delaware limited partnership, (vi) CADIM, a Delaware limited partnership, (vii) LFREI, a New York limited liability company, and (viii) Lazard, a New York limited liability company.

                  (b) The principal business addresses of the Trust, Prometheus, SPV, LFSRI II, Alternative, CADIM and LFREI is c/o Lazard Freres Real Estate Investors L.L.C., 30 Rockefeller Plaza, New York, New York 10020. The principal business address of Lazard is 30 Rockefeller Plaza, New York, New York 10020.

                  (c) and (f) The Trust and Prometheus were formed to acquire and hold the Common Stock of the Issuer that was issued pursuant to the Stock Purchase Agreement, dated as of February 24, 1998 which was amended and restated in its entirety in the Amended and Restated Stock Purchase Agreement, dated as of March 23, 1998 ("Stock Purchase Agreement"), by and between the Company and Prometheus. The Trust now owns all of such Common Stock and Prometheus owns 100% of the common stock of the Trust. The name, business address, citizenship and principal occupation or employment of each of the executive officers and directors of the Trust are set forth in Schedule I hereto and are incorporated by reference herein.

------------------------------                    ------------------------------
                                                                   Page 11 of 20
------------------------------                    ------------------------------


                  SPV is a holding company and is the sole member of Prometheus. The name, business address, citizenship and principal occupation or employment of each of the executive officers and directors of SPV are set forth in Schedule I hereto and are incorporated by reference herein. SPV disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

                  LFSRI II, Alternative and CADIM (collectively, the "Funds") are investment partnerships formed to invest in companies active in the real estate industry. The Funds together own all of the common stock of SPV. Their respective ownership of the common stock of SPV is as follows: LFSRI II has 86.159%; Alternative has 10.3806%; and CADIM has 3.4602%. The Funds disclaim any beneficial ownership they may be deemed to have of any of the shares of Common Stock.

                  LFREI is the general partner of each of the Funds. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard. The name, business address, citizenship and principal occupation or employment of each of the executive officers of LFREI are set forth in Schedule II hereto and are incorporated by reference herein. LFREI's investment decisions must be approved by its investment committee. The name, business address, citizenship and principal occupation or employment of each of the members of the LFREI investment committee are also set forth on Schedule II hereto and are incorporated by reference herein. LFREI disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

                  Lazard is the managing member of LFREI. Lazard's activities consist principally of financial advisory services. On a day-to-day basis, Lazard is run by a management committee. The name, business address, citizenship and principal occupation or employment of each of the members of the management committee of Lazard are set forth in Schedule III hereto and are incorporated by reference herein. Lazard disclaims any beneficial ownership it may be deemed to have of any of the shares of Common Stock.

                  Lazard is wholly owned by Lazard LLC, a Delaware limited liability company ("LLLC"), and therefore LLLC may be viewed as controlling Lazard. LLLC is a holding company. The Lazard Board of LLLC controls LLLC. The name, business address, citizenship and principal occupation or employment of the members of the Lazard Board of LLLC are set forth on Schedule IV hereto and are incorporated by reference herein. The principal business office of LLLC is 3711 Kennett Pike, Suite 120, P.O. Box 4649, Greenville, Delaware 19807-4649. Lazard, on behalf of LLLC, disclaims any beneficial ownership LLLC may be deemed to have of any of the shares of Common Stock.

                  (d) and (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules I, II, III or IV hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations

------------------------------                    ------------------------------
                                                                   Page 12 of 20
------------------------------                    ------------------------------


of, or prohibiting or mandating activities subject to, federal or state securities laws, or fining any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No change.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following:

                  On March 13, 2002, the Trust delivered to the Special Committee of the Board of Directors of the Company a letter (the "Letter of Interest") ( a copy of which is attached as an exhibit hereto and incorporated herein by reference) expressing interest in discussing a proposal for a business combination transaction between the Trust and the Company, as more fully described in the Letter of Interest (the "Transaction"). In connection with the Trust's proposal, the Reporting Persons hope to enter into discussions with the Company regarding the Transaction and to explore the possibility of the Trust offering to acquire the Company. Among other things, and subject to various conditions as more fully set forth in the Letter of Interest, the Transaction contemplates offering to the holders of the Company's common stock (other than the Trust) $1.75 per share ("Cash Price") in cash in exchange for their shares of common stock in the Company. In addition, holders of the Company's Series A Convertible Preferred Stock would be given the opportunity to elect to receive in the Transaction either (x) a security representing a continuing interest in the Company, the terms of which have yet to be determined, or (y) 105% of the Cash Price multiplied by the number of shares of common stock issuable upon conversion of such holder's shares of Series A Preferred Stock.

                  Depending upon, among other things, current and anticipated future trading prices for the Company's equity, the financial condition, results of operations and prospects of the Company and its business, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial conditions, the Reporting Persons may from time to time consider a number of possible alternative strategies for enhancing the value of their investment in the Company, including, among other things: (i) proposing or seeking to effect an extraordinary corporate transaction involving the Company other than the Transaction; or (ii) proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of
Schedule 13D including, without limitation, the disposition from time to time of all or a portion of the Reporting Persons' Common Stock.

                  In light of the preliminary nature of the Letter of Interest and the considerations noted above, there can be no assurance that the Trust or any other Reporting Person will continue to pursue the Transaction or that the Transaction or any similar transaction will be acceptable to the Company or as to the terms of any transaction that may be entered into among the Company, the Reporting Persons or any of their respective affiliates. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to any of the

------------------------------                    ------------------------------
                                                                   Page 13 of 20
------------------------------                    ------------------------------


foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Company, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

                  Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  No change.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No change.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

  1. Letter dated March 13, 2002 from Prometheus Southeast Retail Trust to Special Committee of the Board of Directors of Konover Property Trust, Inc.

------------------------------                    ------------------------------
                                                                   Page 14 of 20
------------------------------                    ------------------------------


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 14, 2002


                                PROMETHEUS SOUTHEAST RETAIL TRUST


                                By: /s/ John A. Moore
                                    -------------------------------------------
                                    Name:   John A. Moore
                                    Title:  Vice President and Chief Financial
                                            Officer


                                PROMETHEUS SOUTHEAST RETAIL L.L.C.


                                By: LFSRI II SPV REIT Corp.
                                    as managing member


                                By: /s/ John A. Moore
                                    -------------------------------------------
                                    Name:   John A. Moore
                                    Title:  Vice President and Chief Financial
                                            Officer


                                LFSRI II SPV REIT CORP.


                                By: /s/ John A. Moore
                                    -------------------------------------------
                                    Name:   John A. Moore
                                    Title:  Vice President and Chief Financial
                                            Officer


                                LF STRATEGIC REALTY INVESTORS II L.P.


                                By: Lazard Freres Real Estate Investors L.L.C.
                                    as general partner


                                By: /s/ John A. Moore
                                    -------------------------------------------
                                    Name:   John A. Moore
                                    Title:  Managing Principal and
                                            Chief Financial Officer

------------------------------                    ------------------------------
                                                                   Page 15 of 20
------------------------------                    ------------------------------


                                LFSRI II ALTERNATIVE PARTNERSHIP L.P.


                                By: Lazard Freres Real Estate Investors L.L.C.
                                    as general partner


                                By: /s/ John A. Moore
                                    -------------------------------------------
                                    Name:   John A. Moore
                                    Title:  Managing Principal and
                                            Chief Financial Officer


                                LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.


                                By: Lazard Freres Real Estate Investors L.L.C.
                                    as general partner


                                By: /s/ John A. Moore
                                    -------------------------------------------
                                    Name:   John A. Moore
                                    Title:  Managing Principal and
                                            Chief Financial Officer


                                LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                                By: /s/ John A. Moore
                                    -------------------------------------------
                                    Name:   John A. Moore
                                    Title:  Managing Principal and
                                            Chief Financial Officer


                                LAZARD FRERES & CO. LLC


                                By: /s/ Scott D. Hoffman
                                    -------------------------------------------
                                    Name:   Scott D. Hoffman
                                    Title:  Managing Director

------------------------------                    ------------------------------
                                                                   Page 16 of 20
------------------------------                    ------------------------------


                                                                      SCHEDULE I


               Except as otherwise indicated, the business address
                      for each of the following persons is
                    30 Rockefeller Plaza, New York, NY 10020


      Executive Officers and Directors of Prometheus Southeast Retail Trust

NAME OF OFFICER                       TITLE                       PRESENT AND PRINCIPAL OCCUPATION
---------------                       -----                       --------------------------------
Matthew J. Lustig                     President and Director      Managing Principal of Lazard Freres Real
                                                                  Estate Investors L.L.C. and Managing
                                                                  Director of Lazard Freres & Co. LLC

Mark S. Ticotin                       Vice President and          Managing Principal of Lazard Freres Real
                                      Director                    Estate Investors L.L.C.

John A. Moore                         Vice President, Chief       Managing Principal and Chief Financial
                                      Financial Officer and       Officer of Lazard Freres Real Estate
                                      Director                    Investors L.L.C.

Henry C. Herms                        Treasurer                   Controller of Lazard Freres Real Estate
                                                                  Investors L.L.C.

Marjorie L. Reifenberg                Secretary                   Principal, General Counsel and Secretary
                                                                  of Lazard Freres Real Estate Investors
                                                                  L.L.C.


           Executive Officers and Directors of LFSRI II SPV REIT Corp.

                                                                  PRESENT AND PRINCIPAL OCCUPATION AND
                                                                  ------------------------------------
                                                                  BUSINESS ADDRESS (IF OTHER THAN INDICATED
                                                                  -----------------------------------------
NAME OF OFFICER                       TITLE                       ABOVE)
---------------                       -----                       ------
Matthew J. Lustig                     President and Director      Managing Principal of Lazard Freres Real
                                                                  Estate Investors L.L.C. and Managing
                                                                  Director of Lazard Freres & Co. LLC

Mark S. Ticotin                       Vice President and          Managing Principal of Lazard Freres Real
                                      Director                    Estate Investors L.L.C.

John A. Moore                         Vice President, Chief       Managing Principal and Chief Financial
                                      Financial Officer and       Officer of Lazard Freres Real Estate
                                      Director                    Investors L.L.C.

Henry C. Herms                        Treasurer                   Controller of Lazard Freres Real Estate
                                                                  Investors L.L.C.

Marjorie L. Reifenberg                Secretary                   Principal, General Counsel and Secretary
                                                                  of Lazard Freres Real Estate Investors
                                                                  L.L.C.

Adrianne M. Horne                     Director                    Assistant to the Division Head of
                                                                  CT Corporation
                                                                  CT Corporation
                                                                  1209 Orange Street
                                                                  Wilmington, DE 19801

------------------------------                    ------------------------------
                                                                   Page 17 of 20
------------------------------                    ------------------------------


                                                                     SCHEDULE II


                         Executive Officers and Members
                           of the Investment Committee
                  of Lazard Freres Real Estate Investors L.L.C.



                  The following is a list of the executive officers and of the members of the investment committee of Lazard Freres Real Estate Investors L.L.C. ("LFREI"), setting forth the present and principal occupation and citizenship for each such person and the corporation or other organization in which such employment is conducted. The business address of each such person is 30 Rockefeller Plaza, New York, NY 10020. Except as otherwise indicated, each such person is a citizen of the United States.


                                           LFREI EXECUTIVE OFFICERS
                                           ------------------------
Robert C. Larson                           Chairman and Managing Principal of LFREI and Managing Director
                                           of Lazard Freres & Co. LLC

Matthew J. Lustig                          Managing Principal of LFREI and Managing Director of Lazard
                                           Freres & Co. LLC

John A. Moore                              Managing Principal and Chief Financial Officer of LFREI

Mark S. Ticotin                            Managing Principal of LFREI

Gary Ickowicz                              Principal of LFREI

Marjorie L. Reifenberg                     Principal, General Counsel and Secretary of LFREI

Douglas N. Wells                           Principal of LFREI
(Citizen of Canada)

Andrew E. Zobler                           Principal of LFREI

Henry C. Herms                             Controller of LFREI


                                           LFREI INVESTMENT COMMITTEE
                                           --------------------------

Albert H. Garner                           Managing Director of Lazard Freres & Co. LLC

Steven J. Golub                            Managing Director of Lazard Freres & Co. LLC

Jonathan H. Kagan                          Managing Director of Lazard Freres & Co. LLC

Robert C. Larson                           Chairman and Managing Principal of LFREI and Managing Director
                                           of Lazard Freres & Co. LLC

Matthew J. Lustig                          Managing Principal of LFREI and Managing Director of Lazard
                                           Freres & Co. LLC

James A. Paduano                           Managing Director of Lazard Freres & Co. LLC

Mark S. Ticotin                            Managing Principal of LFREI

Ali E. Wambold                             Managing Director of Lazard Freres & Co. LLC

------------------------------                    ------------------------------
                                                                   Page 18 of 20
------------------------------                    ------------------------------


                                                                    SCHEDULE III


         Members of the Management Committee of Lazard Freres & Co. LLC


                  Set forth below are the names of each of the members of the management committee of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each such person is managing director of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States.

                                                   PRINCIPAL OCCUPATION
       NAME                                 (IF OTHER THAN AS INDICATED ABOVE)
       ----                                 ----------------------------------

       Michael J. Castellano

       Norman Eig

       Steven J. Golub

       Scott D. Hoffman

       Kenneth M. Jacobs                Deputy Chairman of Lazard; and Managing
                                        Director and Head of House of Lazard
                                        Freres & Co. LLC

       Gary S. Shedlin

       David L. Tashjian

       Charles G. Ward, III             President of Lazard

------------------------------                    ------------------------------
                                                                   Page 19 of 20
------------------------------                    ------------------------------

                                                                     SCHEDULE IV

                           Lazard Board of Lazard LLC


                  Set forth below are the members of the Lazard Board of Lazard LLC, their business address, principal occupation and citizenship:

                                PRINCIPAL OCCUPATION
                                --------------------
NAME                            AND  BUSINESS ADDRESS                              CITIZENSHIP
----                            ---------------------                              -----------
Marcus Agius                    Deputy Chairman of Lazard; and Chairman and        United Kingdom
                                Managing Director
                                of Lazard Brothers & Co., Limited
                                Lazard Brothers & Co., Limited
                                21 Moorfields
                                London EC2P 2HT
                                United Kingdom

Antoine Bernheim                Investor                                           France
                                Chairman of Assicurazioni Generali S.p.A.
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Geradro Braggiotti              Deputy Chairman of Lazard; Managing Director of    Italy
                                Lazard Freres S.A.S.,
                                Lazard Freres & Co. LLC and
                                Lazard Brothers & Co., Limited;
                                Vice Chairman of Lazard AB Stockholm
                                and Lazard & C. Srl; Member of Super-
                                visory Board of Lazard & Co. GmbH;
                                and Chairman of Lazard Asesores
                                Financieras S.A.
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Michel A. David-Weill           Chairman of Lazard and Chairman of the             France
                                Lazard Board of Lazard LLC
                                Lazard Freres & Co. LLC
                                30 Rockefeller Plaza
                                New York, NY  10020, USA

Jean Guyot                      Investor                                           France
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Kenneth M. Jacobs               Deputy Chairman of Lazard; and Managing Director   USA
                                and Head of House of Lazard Freres & Co. LLC
                                Lazard Freres & Co.
                                30 Rockefeller Plaza
                                New York, NY  10020, USA

Alain Merieux                   President Directeur General (CEO)                  France
                                BioMerieux S.A. and BioMerieux Alliance
                                69280 Marcy L'Etoile
                                France

------------------------------                    ------------------------------
                                                                   Page 20 of 20
------------------------------                    ------------------------------


                                                                     SCHEDULE IV
                                                                          Page 2

                                PRINCIPAL OCCUPATION
                                --------------------
NAME                            AND  BUSINESS ADDRESS                              CITIZENSHIP
----                            ---------------------                              -----------
Didier Pfeiffer                 President du Conseil de Surveillance               France
                                Fonds de Garantie des Assurances
                                de Personnes
                                30-32 rue de Taitbout
                                75311 Paris Cedex 09
                                France

Bruno M. Roger                  Chairman and Head of House of Lazard Freres        France
                                S.A.S.
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Francois Voss                   Managing Director of Lazard Freres S.A.S.          France
                                Lazard Freres S.A.S.
                                121 Boulevard Haussmann
                                75382 Paris Cedex 08 France

Bruce Wasserstein               Head of Lazard and Chief Executive Officer of      USA
                                Lazard LLC and Chairman of the Executive
                                Committee of Lazard Strategic Coordination
                                Company LLC
                                Lazard Freres & Co. LLC
                                30 Rockefeller Plaza
                                New York, NY 10020, USA